

August 17, 2023

Maher Al-Haffir
Executive Vice President of Finance and Chief Financial Officer
CEMEX S.A.B. de C.V.
Avenida Ricarda Margáin Zozaya #325
Colonia Valle del Campestre, Garza García
Nuevo León, México 66265

>   **Re: CEMEX S.A.B. de CV**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Response dated July 10,2023**
>   **File No. 1-14946**

Dear Maher Al-Haffir:

　　We have reviewed your July 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2023 letter.

Correspondence dated July 10, 2023

Our Strategic Priorities, page 57

1.　We note your response to comment 2. Although you have indicated that you will include a comparative IFRS measure with equal or greater prominence, we note that you have not included a comparative IFRS measure for the operating EBITDA margin percentage quantified in your proposed disclosure revisions. Please identify for us the comparative IFRS measure for Operating EBITDA margin and confirm that you will revise your disclosures accordingly to comply with prominence guidelines.

Operating and Financial Review and Prospects
Overview, page 148

2.   We have reviewed and are still evaluating your responses to comments 3 and 4. Please provide us with any pertinent additional information regarding your presentation and discussion of external customer and intragroup revenues.

<u>4.3) Selected Financial Information by Reportable Segment and Line of Business, page F-32</u>

3.   We note your response to comment 8. Please revise future filings to explicitly disclose the composition and number of your reportable segments.

4.   We note your response to comment 9. As previously requested, please tell us if your chief operating decision maker uses "Operating earnings before other expenses, net" in assessing segment performance and deciding how to allocate resources.

<u>Note 21.2) Other Equity Reserves and Subordinated Units, page F-88</u>

5.   We note your response to comment 16 regarding the classification of your $1 billion of 5.125% subordinated notes as equity instruments under IFRS and have the following comments:

- Explain in more detail why you believe you do not have a contractual obligation to deliver cash to the bondholders, as discussed in paragraphs 11 and 13 of IAS 32, notwithstanding the fact that there is not a stated maturity date. In this regard, we note that the Indenture for these Notes, filed as exhibit 4.6 to your Form 20-F for the year ended December 31, 2022, contains an Exhibit A showing the form of face of the Note and indicates that you have promised to pay the principal sum of the notes upon redemption.

- We note per the Indenture that the entire principal amount of all of the Notes and any accrued interest is automatically accelerated and becomes immediately due and payable in case of a bankruptcy or liquidation event. Tell us how you concluded that this provision does not result in a contractual obligation to deliver cash to another entity.

- Explain in more detail how you concluded that the subordinated notes meet the definition of an equity instrument as defined in paragraph 11 of IAS 32. In this regard, it is unclear from the Indenture how these Notes evidence a residual interest in your assets after deducting all liabilities since upon a bankruptcy or liquidation event, the principal and interest becomes immediately due and payable, and no payments can be made to holders of any class of your capital stock until all due and unpaid amounts have been paid to all holders of the Notes.

        You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing